# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Saker Aviation Services, Inc., CIK 0001128281
CUSIP: 32025R104
Title of class of securities: Common Shares, par value $0.03 per share
Address of issuer's principal executive offices: 885 Second Ave, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001616134
Persons authorized to receive notices and communications: Tim Eriksen, 8695 Glendale Rd, Custer, Washington (WA), 98240, 360-354-3331

## Reporting persons
- Eriksen Capital Management LLC (CIK 0001616134): type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 122,846; shared voting power 0; sole dispositive power 176,979; shared dispositive power 0; aggregate amount beneficially owned 176,979 (17.5% of the class)
  Comment: Percentage calculated based on 1,010,514 shares outstanding as of May 15, 2026, as reported in the 10-Q of Saker Aviation, filed with the Securities and Exchange Commission on May 15, 2026.
- Cedar Creek Partners LLC (CIK 0001041718): type of reporting person: partnership (PN); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 113,168; shared voting power 0; sole dispositive power 113,168; shared dispositive power 0; aggregate amount beneficially owned 113,168 (11.2% of the class)
  Comment: Percentage calculated based on 1,010,514 shares outstanding as of May 15, 2026, as reported in the 10-Q of Saker Aviation, filed with the Securities and Exchange Commission on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.03 per share
Name of issuer: Saker Aviation Services, Inc.
Address of issuer's principal executive offices: 885 Second Ave, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: Cedar Creek Partners LLC, Eriksen Capital Management LLC and Tim Eriksen
Residence or business address: The principal business address of Cedar Creek Partners LLC, Eriksen Capital Management LLC, and Mr. Eriksen is 8695 Glendale Road, Custer, WA 98240.
Present principal occupation or employment: The principal business of Cedar Creek Partners LLC is acquiring, holding and disposing of investments in various companies. The principal business of Eriksen Capital Management and Mr. Eriksen is investment advisory services.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Eriksen is a citizen of the United States. Cedar Creek Partners LLC and Eriksen Capital Management LLC are Washington limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares were acquired in open market purchases with working capital of Cedar Creek Partners LLC, Eriksen Capital Management LLC managed accounts, and Mr. Eriksen, respectively. The amount of funds expended, excluding commissions, to acquire units held were: Cedar Creek Partners - $741,848; Eriksen Capital Management managed accounts - $451,664; Mr. Eriksen - $76,504.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired shares of Saker Aviation for investment purposes.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer's operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the shares; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; (4) proposing changes of the Issuer's bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares or dispose of some or all of the shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth the aggregate number and percentage (based on 1,010,514 shares outstanding on May 15, 2026, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on May 15, 2026) of outstanding shares owned beneficially by the Reporting Persons.

Cedar Creek Partners LLC ("CCP") 113,168 11.2%
Eriksen Capital Management LLC ("ECM") 4,132 5.4%
Tim Eriksen ("Mr. Eriksen") 9,678 1.0%
Total 176,978 17.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
Cedar Creek Partners LLC ("CCP") 113,168 sole power to vote and dispose
Eriksen Capital Management LLC ("ECM") 54,132 sole power to dispose
Tim Eriksen ("Mr. Eriksen") 9,678 sole power to vote and dispose
Transactions in the class effected during the past sixty days:
Date Bought Price
4/13/2026 400 $6.82
4/14/2026 2,000 $6.80
4/15/2026 9 $7.57
4/16/2026 5,000 $6.80
4/16/2026 4,000 $6.80
4/16/2026 4,000 $6.80
4/16/2026 3,500 $6.80
4/16/2026 2,500 $6.80
4/16/2026 2,000 $6.80
4/16/2026 1,439 $6.80
4/17/2026 3,100 $6.80
5/12/2026 1,994 $6.75
5/15/2026 1 $13.45
5/27/2026 144 $6.55
6/1/2026 2,855 $6.50
6/1/2026 500 $6.51
6/3/2026 967 $6.51
6/4/2026 533 $6.51
6/11/2026 3,000 $6.00
6/11/2026 554 $6.01
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- Eriksen Capital Management LLC: /s/ Tim Eriksen, Tim Eriksen/Managing Member (06/11/2026)
- Cedar Creek Partners LLC: /s/ Tim Eriksen, Tim Eriksen/Managing Member (06/11/2026)